                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
                            ENTERPRISE SOFTWARE, INC.
 ................................................................................
                                (NAME OF ISSUER)

                                  COMMON STOCK
 ................................................................................
                         (TITLE OF CLASS OF SECURITIES)


 .....................................45337P10...............................
                                 (CUSIP NUMBER)


                                 CARY S. FITCHEY
                           18930 PACIFIC COAST HIGHWAY
                            MALIBU, CALIFORNIA 90265
                                  (310)456-2700
 ................................................................................
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                 AUGUST 19, 1998
  ............................................................................
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b) OR (4), CHECK THE FOLLOWING BOX A: { }

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      ROBERT LAUTZ SSN ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      SC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          76,110 (SEE ITEM 5)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          NOT APPLICABLE (SEE ITEM 5)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            76,110 (SEE ITEM 5)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          NOT APPLICABLE (SEE ITEM 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      76,110
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      CARY S. FITCHEY, SSN ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      SC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          34,500 (SEE ITEM 5)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          NOT APPLICABLE (SEE ITEM 5)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            34,500 (SEE ITEM 5)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          NOT APPLICABLE (SEE ITEM 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,500
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      WILLIAM D. KILLION, SSN ###-##-####
      KILLER BARN, INC., IRS ID NO. 95-3085216
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      STOCK EXCHANGE
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          382,500 (SEE ITEM 5)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          NOT APPLICABLE (SEE ITEM 5)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            382,500 (SEE ITEM 5)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          NOT APPLICABLE (SEE ITEM 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      382,500
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      GRAEME JENNER, NON-U.S. PERSON
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.K.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          31,034 (SEE ITEM 5)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          NOT APPLICABLE (SEE ITEM 5)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            31,034 (SEE ITEM 5)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          NOT APPLICABLE (SEE ITEM 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      31,034
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      PETER RHODES-DIMMER, NON-U.S. PERSON
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.K.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          54,495 (SEE ITEM 5)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          NOT APPLICABLE (SEE ITEM 5)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            54,495 (SEE ITEM 5)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          NOT APPLICABLE (SEE ITEM 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      54,495
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      JUDITH K. THOME, SSN ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          56,327 (SEE ITEM 5)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          NOT APPLICABLE (SEE ITEM 5)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            56,327 (SEE ITEM 5)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          NOT APPLICABLE (SEE ITEM 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      56,327
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      STEVEN MICHAEL ROSS, SSN ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          53,097 (SEE ITEM 5)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          NOT APPLICABLE (SEE ITEM 5)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            53,097 (SEE ITEM 5)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          NOT APPLICABLE (SEE ITEM 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      53,097
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      WILLIAM KUNKEL, SSN ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          11,761 (SEE ITEM 5)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          NOT APPLICABLE (SEE ITEM 5)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            11,761 (SEE ITEM 5)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          NOT APPLICABLE (SEE ITEM 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,761
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      .3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      ROBERT E. DERHAM, SSN ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      SC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          38,275 (SEE ITEM 5)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          NOT APPLICABLE (SEE ITEM 5)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            38,275 (SEE ITEM 5)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          NOT APPLICABLE (SEE ITEM 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      38,275
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      .8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

ITEM 1:  SECURITY AND ISSUER

This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.001 par value (the "Common Stock") of Enterprise Software, Inc. (previously known as Indenet, Inc.) A Delaware corporation (the "Company"). The principal executive offices of the Company are located at 38705 Seven Mile Road, Suite 435, Livonia, Michigan 48152.


ITEM 2:  IDENTITY AND BACKGROUND

(a)-(c) This statement is being filed by Robert Lautz, Cary S. Fitchey, William
D. Killion (via Killer Barn), Graeme Jenner, Peter Rhodes-Dimmer; Judith K. Thome, Steven Michael Ross, William Kunkel, and Robert E. Derham (each, individually, a "Filing Person" and collectively, the "Filing Persons".) Each Filing Person expressly disclaims the existence of a "group" within the meaning of Rule 13d-5(b)(1) of the Securities and Exchange Act of 1934, as amended.

See Schedule A for Item 2 background information on the Filing Persons.

(d)-(e) During the last five years, none of the Filing Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)Each natural person identified in this Item 2 is a citizen of United States of America, with the exception of Graeme Jenner and Peter Rhodes-Dimmer who are citizens of the United Kingdom


ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Robert Lautz and Cary S. Fitchey acquired their shares through the Company's qualified stock option plan from 1990 through 1997. William D. Killion acquired his shares in a stock exchange for Channelmatic, Inc. in 1995. Graeme Jenner and Peter Rhodes-Dimmer acquired their shares in a cash, loan and stock exchange for Enterprise Systems, Inc. in 1996. Judith K. Thome and Steven Michael Ross acquired their shares in stock exchange for CCMS, Inc. in 1996. William Kunkel acquired his shares through the Company's qualified stock option plan from 1990 through 1997. Robert E. Derham acquired his shares through the Company's qualified stock option plan from 1990 through 1997. None of the shares were acquired by funds or other consideration borrowed.

ITEM 4: PURPOSE OF TRANSACTION:

(SEE SCHEDULE B)


ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

(SEE SCHEDULE C)


ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

NOT APPLICABLE

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT 1 - AGREEMENT OF JOINT FILING PURSUANT TO RULE 13d(1)-F PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

SIGNATURES:

        AFTER REASONABLE INQUIRY AND TO THE BEST KNOWLEDGE AND BELIEF OF THE UNDERSIGNED, THE UNDERSIGNED CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


DATED: AUGUST 19, 1998

ROBERT LAUTZ


By     /s/ Cary S. Fitchey
     -------------------------------------
     Cary S. Fitchey, Attorney in Fact


GRAEME JENNER


By    /s/ Cary S. Fitchey
     -------------------------------------
     Cary S. Fitchey, Attorney in Fact


PETER RHODES-DIMMER


By   /s/ Cary S. Fitchey
     -------------------------------------
     Cary S. Fitchey, Attorney in Fact


JUDITH K. THOME


By    /s/ Cary S. Fitchey
     -------------------------------------
     Cary S. Fitchey, Attorney in Fact


STEVEN MICHAEL ROSS


By     /s/ Cary S. Fitchey
     -------------------------------------
     Cary S. Fitchey, Attorney in Fact

WILLIAM D. KILLION


By     /s/ Cary S. Fitchey
     -------------------------------------
     Cary S. Fitchey, Attorney in Fact


WILLIAM KUNKEL


By     /s/ Cary S. Fitchey
     -------------------------------------
     Cary S. Fitchey, Attorney in Fact


ROBERT DERHAM


By     /s/ Cary S. Fitchey
     -------------------------------------
     Cary S. Fitchey, Attorney in Fact





       /s/ Cary S. Fitchey
     -------------------------------------
CARY S. FITCHEY




                                                         SCHEDULE A
Item 2:
(a)                             (b)                                 (c)                                 (d)
                                                                                                        Name & Address of Any
                                                                                                        Corporation or Other
                                                                    Present Principal Occupation        Organization in Which Such
Name                            Residence or Business Address       Or Employment                       Employment is Conducted
----                            -----------------------------       -------------                       -----------------------
CARY S. FITCHEY                 18930 Pacific Coast Highway         Managing Partner
                                Malibu, California 90265            British Pacific Partners

ROBERT LAUTZ                    2312 Kimridge Road                  Consulting
                                Beverly Hills, CA 90210             Peerling Capital

GRAEME JENNER                   1 Beechmeads                        Consultant
                                Leigh Hill Road
                                Cobham, Surrey KT112JX
                                England, UK

PETER RHODES-DIMMER             Velma Broom Close                   Business Project
                                Teddington                          Manager
                                Middlesex TW119RL
                                England, UK

JUDITH K. THOME                 6743 Southpointe Court              Retired                             N/A
                                Grand Rapids, Michigan 49509

STEVEN MICHAEL ROSS             1522 West 40th Street               Retired                             N/A
                                Fremont, Michigan 49412

WILLIAM D. KILLION              Via Killer Barn                     Principal in wholly-
                                2232 Lindsay Michelle Drive         owned corporation
                                Alpine, California 91901            Killer Barn, Inc.

WILLIAM KUNKEL                  554 Valley Road                     Senior Vice President-
                                New Canaan, Connecticut 06804       CBS International Media

ROBERT DERHAM                   1043 Queens Lane                    Managing Director
                                Glenview, Illinois 60025            Travel Technology Group, Ltd.
                                                                    110 W. Hubbard St.
                                                                    Chicago, Il 60610

                                   SCHEDULE B



ITEM 4: PURPOSE OF TRANSACTION
The Filing Persons acquired beneficial ownership of the shares of Common Stock to which the Statement relates for Investment.

The Filing Persons believe that the Company should aggressively explore strategic alternatives to maximize shareholder value, including a merger, asset sale, or other business combination. The Filing Persons believe such alternatives are of particular importance given the ongoing consolidation in the Company's industry and the Company's relatively small size. Such persons have urged and will continue to urge management of the Company to alter the Company's strategic direction to pursue such a course. Specifically, the Filing Persons urge the Company to positively respond to the initiatives made by Big Flower Holdings Inc. concerning the acquisition of the Company for up to $16 per share, post reverse split, as has been documented in public journals.

The Filing Persons believe that the lower than anticipated financial results of the most recent quarter, that of June 30, 1998, reflect the excessive burden of the Livonia (Detroit) "executive" headquarters. In addition, the level of earnings are believed to be the result of poor ongoing management, lack of required operational controls, and the high cost of the recently structured expansion funding. In addition, the Chairman's (Andre Blay) stated problem with the integration of the Boss acquisition appears to be another sign of management's inability to address the earnings issue. This is contrary to the assurances Mr. Blay had given many of the Filing Persons that the Boss Acquisition would be accretive to earnings.

The Filing Persons believe that the announcement to acquire Revive Technologies Inc. may not be in the best interest of shareholders. The acquisition appears to have no relation to the Company's existing business base and expertise, is overvalued, and is not accretive to earnings. This is directly against Mr. Blay's past assurances to certain of the Filing Persons that any acquisition would be accretive to earnings. The Filing Persons are also concerned that there appears to have been no fairness opinion, or reasonable due diligence completed by an outside and independent investment banker, reviewing the relative merits of the Revive acquisition, and reporting on the fairness thereof to the Company. The Filing Persons believe that the acquisition should be either put on hold until a more comprehensive and independent review can be completed, or terminated.

The Filing Persons believe that Andre Blay may have a conflict of interest with regard to his fiduciary responsibility to shareholders, and his personal and family interests relating to the management and structure of the Company. The Filing Persons are concerned this may result in a decision by Mr. Blay not to aggressively pursue strategic alternatives in the best interest of the shareholders. The Filing Persons urge the board of directors to directly address this perceived conflict of interest and report back to the shareholders, or in the alternative immediately remove Mr. Blay as Chairman and member of the board. In addition, Andre Blay's personal financial terms for employment by the Company, as detailed in a recent proxy filing, are inappropriate for the size of the Company, particularly given the lack of stated results and objectives.

Each of the Filing Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common stock or other securities of the Company beneficially owned by such Filing Person. Each may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law. The Filing Persons may in the future engage in discussions with management of the Company concerning, among other things, the performance, business, prospects and management of the Company.

Except as disclosed in this Item 4, none of the Filing Persons has current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. Each of the Filing Persons intends continuously to review such person's investment in the Company and, in light of the Company's performance, business, prospects and management, may undertake actions which may result in any of the events described in Items (a) through (j) of Item 4 of Form 13D.

                                   SCHEDULE C

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

NAME                             1*        2*       3*          4*           5*
----                             --        --       --          --           --


Cary S. Fitchey               34,500       0.8    34,500      34,500      34,500

Robert Lautz                  76,110       1.7    76,110      76,110      76,110

Graeme Jenner                 31,034       0.7    31,034      31,034      31,034

Peter Rhodes-Dimmer           54,495       1.2    54,495      54,495      54,495

Judith K. Thome               56,327       1.2    56,327      56,327      56,327

Steven Michael Ross           53,097       1.2    53,097      53,097      53,097

William D. Killion           382,500       8.5   382,500     382,500     382,500
(stock held in name
of wholly-owned
corporation "Killer
Barn, Inc.)

William Kunkel                11,761       0.3    11,761      11,761      11,761

Robert Derham                 38,275       0.8    38,275      38,275      38,275

(c) There were no transactions in the class of securities reported or that were effective during the past 60 days; or since the most recent prior filing on Schedule 13D, whichever is less, by any of the persons named above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities covered by this Form 13D.


                              ---------------------


*1       Aggregate Number of Shares Beneficially Owned.

*2       Percentage of Class of Securities Beneficially Owned.

*3 Number of Shares as to Which there is Sole Power to Vote, or to Direct the Vote.

*4 Number of Shares as to Which there is Shared Power to Vote, or to Direct the Note.

*5 Number of Shares as to Which there is Sole Power to Dispose or to Direct the Disposition.

*6 Number of Shares as to Which there is Shared Power to Dispose or to Direct the Disposition.

                                          EXHIBIT 1
                                  AGREEMENT OF JOINT FILING

Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an Exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement.

DATED: AUGUST 19, 1998

ROBERT LAUTZ


By       /s/ Cary S. Fitchey
     -------------------------------------
     Cary S. Fitchey, Attorney in Fact


GRAEME JENNER


By      /s/ Cary S. Fitchey
     -------------------------------------
     Cary S. Fitchey, Attorney in Fact


PETER RHODES-DIMMER


By      /s/ Cary S. Fitchey
     -------------------------------------
     Cary S. Fitchey, Attorney in Fact


JUDITH K. THOME


By      /s/ Cary S. Fitchey
     -------------------------------------
     Cary S. Fitchey, Attorney in Fact

STEVEN MICHAEL ROSS


By        /s/ Cary S. Fitchey
     -------------------------------------
     Cary S. Fitchey, Attorney in Fact


WILLIAM D. KILLION


By        /s/ Cary S. Fitchey
     -------------------------------------
     Cary S. Fitchey, Attorney in Fact


WILLIAM KUNKEL


By        /s/ Cary S. Fitchey
     -------------------------------------
     Cary S. Fitchey, Attorney in Fact


ROBERT DERHAM


By         /s/ Cary S. Fitchey
     -------------------------------------
     Cary S. Fitchey, Attorney in Fact




            /s/ Cary S. Fitchey
------------------------------------------
CARY S. FITCHEY

                                POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that Robert E. Derham constitutes and appoints CARY S. FITCHEY his/her true and lawful ATTORNEY-IN-FACT AND AGENT, with full power of substitution, for undersigned, and in undersigned's name, place and stead, in any and all capacities, to execute any and all documents or instruments and take any and all other actions as he/she shall deem appropriate in connection with any matter relating to the filing of a Schedule 13D with the United States Securities and Exchange Commission in connection with the common stock of ENTERPRISE SOFTWARE, INC., granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as undersigned could do in person, hereby ratifying and confirming all that attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

        The undersigned agrees to hold the attorney-in-fact free and harmless from any and all loss, claim, damage or other liability which he/she may sustain as a result of any action taken in good faith hereunder.

        IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on August 19, 1998.


                                    /s/ Robert E. Derham
                                    -------------------------------
                                    Signature

                                    Robert E. Derham
                                    -------------------------------
                                    Print Name



STATE OF ____________________________ )
                                      ) ss
COUNTY OF ___________________________ )


        BE IT KNOWN, that on the __________day of _________, 19__, before me, __________________________ , personally came and appeared _____________________
to me known, and known to me to be the individual described in, and who executed the foregoing Power of Attorney, and he/she acknowledged to me that he/she executed same.



___________________________________

                                POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that Robert Lautz constitutes and appoints CARY S. FITCHEY his/her true and lawful ATTORNEY-IN-FACT AND AGENT, with full power of substitution, for undersigned, and in undersigned's name, place and stead, in any and all capacities, to execute any and all documents or instruments and take any and all other actions as he/she shall deem appropriate in connection with any matter relating to the filing of a Schedule 13D with the United States Securities and Exchange Commission in connection with the common stock of ENTERPRISE SOFTWARE, INC., granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as undersigned could do in person, hereby ratifying and confirming all that attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

        The undersigned agrees to hold the attorney-in-fact free and harmless from any and all loss, claim, damage or other liability which he/she may sustain as a result of any action taken in good faith hereunder.

        IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on August 19, 1998.


                                    /s/ Robert Lautz
                                    ----------------------------
                                    Signature

                                    Robert Lautz
                                    ----------------------------
                                    Print Name



STATE OF ____________________________ )
                                      ) ss
COUNTY OF ___________________________ )


        BE IT KNOWN, that on the __________day of _________, 19__, before me, __________________________ , personally came and appeared _____________________
to me known, and known to me to be the individual described in, and who executed the foregoing Power of Attorney, and he/she acknowledged to me that he/she executed same.



___________________________________

                                POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that William D. (A.K.A. Bill) Killion constitutes and appoints CARY S. FITCHEY his/her true and lawful ATTORNEY-IN- FACT AND AGENT, with full power of substitution, for undersigned, and in undersigned's name, place and stead, in any and all capacities, to execute any and all documents or instruments and take any and all other actions as he/she shall deem appropriate in connection with any matter relating to the filing of a Schedule 13D with the United States Securities and Exchange Commission in connection with the common stock of ENTERPRISE SOFTWARE, INC., granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as undersigned could do in person, hereby ratifying and confirming all that attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

        The undersigned agrees to hold the attorney-in-fact free and harmless from any and all loss, claim, damage or other liability which he/she may sustain as a result of any action taken in good faith hereunder.

        IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on August 19, 1998.


                                    /s/ William D. Killion
                                    ----------------------------------------
                                    Signature

                                    William D. Killion
                                    ----------------------------------------
                                    Print Name


STATE OF ____________________________ )
                                      ) ss
COUNTY OF ___________________________ )


        BE IT KNOWN, that on the __________day of _________, 19__, before me, __________________________ , personally came and appeared _____________________
to me known, and known to me to be the individual described in, and who executed the foregoing Power of Attorney, and he/she acknowledged to me that he/she executed same.



___________________________________

                                POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that Steven Michael Ross constitutes and appoints CARY S. FITCHEY his/her true and lawful ATTORNEY-IN-FACT AND AGENT, with full power of substitution, for undersigned, and in undersigned's name, place and stead, in any and all capacities, to execute any and all documents or instruments and take any and all other actions as he/she shall deem appropriate in connection with any matter relating to the filing of a Schedule 13D with the United States Securities and Exchange Commission in connection with the common stock of ENTERPRISE SOFTWARE, INC., granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as undersigned could do in person, hereby ratifying and confirming all that attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

        The undersigned agrees to hold the attorney-in-fact free and harmless from any and all loss, claim, damage or other liability which he/she may sustain as a result of any action taken in good faith hereunder.

        IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on August 19, 1998.


                                    /s/ Steven Michael Ross
                                    ------------------------------------------
                                    Signature

                                    Steven Michael Ross
                                    ------------------------------------------
                                    Print Name


STATE OF ____________________________ )
                                      ) ss
COUNTY OF ___________________________ )


        BE IT KNOWN, that on the __________day of _________, 19__, before me, __________________________ , personally came and appeared _____________________
to me known, and known to me to be the individual described in, and who executed the foregoing Power of Attorney, and he/she acknowledged to me that he/she executed same.



___________________________________

                                POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that Judith K. Thome constitutes and appoints CARY S. FITCHEY his/her true and lawful ATTORNEY-IN-FACT AND AGENT, with full power of substitution, for undersigned, and in undersigned's name, place and stead, in any and all capacities, to execute any and all documents or instruments and take any and all other actions as he/she shall deem appropriate in connection with any matter relating to the filing of a Schedule 13D with the United States Securities and Exchange Commission in connection with the common stock of ENTERPRISE SOFTWARE, INC., granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as undersigned could do in person, hereby ratifying and confirming all that attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

        The undersigned agrees to hold the attorney-in-fact free and harmless from any and all loss, claim, damage or other liability which he/she may sustain as a result of any action taken in good faith hereunder.

        IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on August 19, 1998.


                                    /s/ Judith K. Thome
                                    -------------------------------------------
                                    Signature

                                    Judith K. Thome
                                    -------------------------------------------
                                    Print Name

STATE OF ____________________________ )
                                      ) ss
COUNTY OF ___________________________ )


        BE IT KNOWN, that on the __________day of _________, 19__, before me, __________________________ , personally came and appeared _____________________
to me known, and known to me to be the individual described in, and who executed the foregoing Power of Attorney, and he/she acknowledged to me that he/she executed same.



___________________________________

                                POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that Graeme R. Jenner constitutes and appoints CARY S. FITCHEY his/her true and lawful ATTORNEY-IN-FACT AND AGENT, with full power of substitution, for undersigned, and in undersigned's name, place and stead, in any and all capacities, to execute any and all documents or instruments and take any and all other actions as he/she shall deem appropriate in connection with any matter relating to the filing of a Schedule 13D with the United States Securities and Exchange Commission in connection with the common stock of ENTERPRISE SOFTWARE, INC., granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as undersigned could do in person, hereby ratifying and confirming all that attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

        The undersigned agrees to hold the attorney-in-fact free and harmless from any and all loss, claim, damage or other liability which he/she may sustain as a result of any action taken in good faith hereunder.

        IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on August 19, 1998.


                                    /s/ Graeme R. Jenner
                                    ---------------------------------------
                                    Signature

                                    Graeme R. Jenner
                                    ---------------------------------------
                                    Print Name


STATE OF ____________________________ )
                                      ) ss
COUNTY OF ___________________________ )


        BE IT KNOWN, that on the __________day of _________, 19__, before me, __________________________ , personally came and appeared _____________________
to me known, and known to me to be the individual described in, and who executed the foregoing Power of Attorney, and he/she acknowledged to me that he/she executed same.



___________________________________

                                POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that Peter Rhodes-Dimmer constitutes and appoints CARY S. FITCHEY his/her true and lawful ATTORNEY-IN-FACT AND AGENT, with full power of substitution, for undersigned, and in undersigned's name, place and stead, in any and all capacities, to execute any and all documents or instruments and take any and all other actions as he/she shall deem appropriate in connection with any matter relating to the filing of a Schedule 13D with the United States Securities and Exchange Commission in connection with the common stock of ENTERPRISE SOFTWARE, INC., granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as undersigned could do in person, hereby ratifying and confirming all that attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

        The undersigned agrees to hold the attorney-in-fact free and harmless from any and all loss, claim, damage or other liability which he/she may sustain as a result of any action taken in good faith hereunder.

        IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on August 19, 1998.


                                    /s/ Peter Rhodes-Dimmer
                                    ---------------------------------------
                                    Signature

                                    Peter Rhodes-Dimmer
                                    ---------------------------------------
                                    Print Name



STATE OF ____________________________ )
                                      ) ss
COUNTY OF ___________________________ )


        BE IT KNOWN, that on the __________day of _________, 19__, before me, __________________________ , personally came and appeared _____________________
to me known, and known to me to be the individual described in, and who executed the foregoing Power of Attorney, and he/she acknowledged to me that he/she executed same.



___________________________________

                                POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that William Kunkel constitutes and appoints CARY S. FITCHEY his/her true and lawful ATTORNEY-IN-FACT AND AGENT, with full power of substitution, for undersigned, and in undersigned's name, place and stead, in any and all capacities, to execute any and all documents or instruments and take any and all other actions as he/she shall deem appropriate in connection with any matter relating to the filing of a Schedule 13D with the United States Securities and Exchange Commission in connection with the common stock of ENTERPRISE SOFTWARE, INC., granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as undersigned could do in person, hereby ratifying and confirming all that attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

        The undersigned agrees to hold the attorney-in-fact free and harmless from any and all loss, claim, damage or other liability which he/she may sustain as a result of any action taken in good faith hereunder.

        IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on August 21, 1998.


                                    /s/ William Kunkel
                                    -------------------------------------------
                                    Signature

                                    William Kunkel
                                    -------------------------------------------
                                    Print Name


STATE OF ____________________________ )
                                      ) ss
COUNTY OF ___________________________ )


        BE IT KNOWN, that on the __________day of _________, 19__, before me, __________________________ , personally came and appeared _____________________
to me known, and known to me to be the individual described in, and who executed the foregoing Power of Attorney, and he/she acknowledged to me that he/she executed same.



___________________________________